

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

March 31, 2009

Michael A. Woodhouse
Chairman, President and Chief Executive Officer
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive, P.O. Box 787
Lebanon, Tennessee 37088

> **Re: CBRL Group, Inc. n/k/a Cracker Barrel Old Country Store, Inc.**
> **Form 10-K**
> **Filed: September 30, 2008**
> **File No. 000-25225**

Dear Mr. Woodhouse:

    We have reviewed your responses to the comments in our letter dated February 23, 2009 and have the following comments in response.

Form 10-K:

Exhibit 13

MD&A, page 3

1. We note your response to prior comment 2. Where a change to a line item is attributed to more than one cause, each cause should be separately analyzed and quantified. All material causes, furthermore, should be analyzed, not just those outside the scope of ordinary business. Because you have identified multiple causes affecting several of your line item changes, those causes should be separately analyzed and quantified, where possible, rather than simply identifying them or listing them by order of magnitude. Accordingly, please confirm that in future filings you will separately analyze and quantify any material causes affecting line item changes. Please refer to Instruction 4 to Item 303(a) of Regulation S-K.

Schedule 14A:

Compensation Discussion and Analysis, page 13

2. We note your response to prior comment 3 regarding your use of benchmarking, in particular the last sentence of the second paragraph where you state that these "survey sources were used to benchmark base salaries, annual incentive and long-term incentive opportunities and total compensation." As previously requested, the companies in those surveys should be disclosed. Some other registrants are including long lists of companies in an appendix to the proxy statement. Accordingly, please confirm that you will list all companies against which you benchmark, if they are indeed used for benchmarking purposes. Refer to Compliance and Disclosure Interpretation 118.05 to Regulation S-K.

Annual Bonus & Long-Term Incentive Plans, page 19 & 20

3. We note your response to prior comments 4 and 5. The causal connection between the disclosure of your performance targets for the most recent audited period and any present or future competitive harm, however, is not entirely clear. If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. You should further discuss, in the future, how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements or thresholds representing the level of difficulty, or ease, associated with achieving performance goals either as a corporation or for each executive are not sufficient. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Michael A. Woodhouse
Cracker Barrel Old Country Store, Inc.
March 31, 2009
Page 3

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Gary Brown, Esq.
        Via Facsimile (615) 744-5763